Filing under Rule 425
under the Securities Act of 1933
Filing by: Qiao Xing Universal Resources, Inc.
Subject Company: Qiao Xing Mobile Communication Co., Ltd
SEC File No. of Qiao Xing Mobile Communication Co., Ltd: 001-33430
Qiao Xing Universal Wins Bid and Acquires Equity Interest in Large
Copper-Molybdenum Mining Company
Company Well-Positioned to Be a Leading Player in the Molybdenum Mining Industry
and Have Meaningful Size in the China Resources Industry
HUIZHOU, China, Jan. 5, 2011 /PRNewswire-Asia-FirstCall/ —
This press release is issued for information purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.
Neither the U. S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Proposed Offer (defined below) or securities to be issued in connection therewith, or passed upon the adequacy or accuracy of this press release, or the merits or fairness of the Proposed Offer. Any representation to the contrary is a criminal offense.
Qiao Xing Universal Resources, Inc. (Nasdaq: XING, the “Company” or “XING”), one of the leading players in the molybdenum-mining business as well as a company with meaningful size in the resources industry, today announced that its subsidiary (the “Subsidiary”) has placed the winning bid and completed the acquisition of a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd. (“Aolunhua”) for RMB 185 million (US$28 million) from a local Chinese government agency. The consideration for the bid will be paid in two cash installments within six months. With the cash in hand, cash flow to be generated from our three in-operation mining projects as well as some bank loans (when necessary), we believe that we will be able to pay the purchase price as scheduled. Given our financial condition and reputation in China, we believe that bank loans will be available to us if we need them.
Aolunhua owns an open-pit copper-molybdenum mine (the “Mine” or “Aolunhua Mine”) covering 14.38 square kilometers. The Mine is located in Ar Horqin Banner, in Chifeng City in the Inner Mongolia Autonomous Region, and has economical access to transportation, water, and electricity. According to a domestic technical report, the Mine has reserves of 372.9 million tons of ore that contains 159,293 tons of molybdenum metal at a grade of approximately 0.0663%, as well other byproducts such as 26,000 tons of copper and 100 tons of silver metal. The Mine’s designed annual processing capacity is 4.29 million tons of ore, which can yield 5,000 tons of molybdenum concentrate and 5,000 tons of copper concentrate on average grades basis. Commercial operation began in September 2009 and reached a daily processing capacity of 15,000 tons of ore by the end of 2009. In 2010, the Mine processed a total of 4.49 million tons of ore, which yielded 4,496 tons of 53.43% molybdenum concentrates

(which contained 1,968 tons of molybdenum metal), and 2,861 tons of copper concentrates (which contained 515 tons of copper metal and 2.8 tons of silver metal).
Aolunhua, one of the top mining companies supported by the local government in Chifeng City with a total investment of RMB 1.2 billion (U.S. $179 million), was established in February 2007. In addition to the total investment of RMB1.2 billion, the local government has constructed an 80-kilometer paved road and a 70-kilometer power line to the Mine at no expense to Aolunhua. Currently, the Aolunhua Mine is the largest molybdenum mine in terms of operating capacity in Asia. Aolunhua was majority-owned by two Chinese state-owned enterprises (“SOEs”), which owned 34.53% and 34.46%, respectively, and one private investor (who owned 25.97%). In order to increase efficiency, one State-owned enterprise controlled by the local government agreed to transfer its 34.53% equity interest to a publicly listed company. The transfer of this equity interest was subject to standard procedures required by the PRC for the transfer of SOE properties (including a public bidding process). With the help of Qiao Xing Group Limited, the Company won the bid and purchased the 34.53% equity interest at a considerably attractive price. The Company intends to acquire a controlling stake in Aolunhua in the near future.
Mr. Ruilin Wu, the Company’s Chairman and Chief Executive Officer, said, “As the Chinese government is preparing to classify molybdenum as a national mining resource, which could limit its mining starting this year, we are increasingly optimistic about the business case for supplying molybdenum products and the long-term price trend. We believe that this additional copper-molybdenum mine, with molybdenum reserves and milled molybdenum ore production capacity of four and ten times, respectively, that of our existing Haozhou molybdenum mine, will be an excellent fit with our strategy of increasing our business scale and strengthening our resources portfolio. We are now a major investor in Aolunhua. We further intend to acquire a controlling equity interest in Aolunhua at an appropriate price and time in the future. XING is now poised to be one of the leading players in the molybdenum mining business in China.
“Following two important acquisitions, we think we have reached our initial goal of becoming a company with meaningful size in the resources industry. However, we will not cease our efforts to explore additional acquisition opportunities in the future to enhance our foothold in China’s resources industry.”
About Qiao Xing Universal Resources, Inc.
Qiao Xing Universal Resources, Inc is one of the leading players in the molybdenum mining business, as well as a company with meaningful size in the resources industry. The Company focuses on rare metals and several strategically important base metals, including molybdenum, copper, lead and zinc.
The Company currently owns a 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. (“Xinyuan”) and a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd (“Aolunhua”), as well as the right to receive 100% of the expected residual returns from

Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”).
Xinyuan owns a mining license for a lead-zinc-copper mine that covers 3.3233 square kilometres in Wulandaba Suma, Balinzuo Banner, in the Inner Mongolia Autonomous Region, China (the “Xinyuan Mine”). The Xinyuan Mine, which started operation in March 2010, expects to increase its processing capacity to as much as 2,000 tons of ore per day by mid-2011 and expects to generate revenue of RMB 430 million, operating profit (EBITDA) of RMB 180 million and net cash flow of over RMB 100 million in 2012.
Aolunhua is one of the leading molybdenum mining companies in China. It owns an open-pit copper-molybdenum mine (the “Aolunhua Mine”) covering 14.38 square kilometers in Ar Horqin Banner, in Chifeng city in the Inner Mongolia Autonomous Region. The Aolunhua Mine has reserves of 372.9 million tons of ore and 159,293 tons of molybdenum metal at a grade of approximately 0.0663%, as well as such byproducts as 26,000 tons of copper and 100 tons of silver metal. Its commercial operations began in September 2009 and reached a daily processing capacity of 15,000 tons of ore by the end of 2009. In 2010, the Mine processed a total of 4.49 million tons of ore and produced 4,496 tons of 53.43% molybdenum concentrates (which contained 1,968 tons of molybdenum metal), and 2,861 tons of copper concentrates (which contained 515 tons of copper metal and 2.8 tons of silver metal).
Haozhou Mining is a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. XING’s Haozhou Molybdenum Mine business started operation in July 2009 and generated net income of RMB64.2 million (US$9.4 million) in the second half of 2009.
XING, one of the first Chinese private companies to be listed on NASDAQ in 1999 and was previously one of the leading players in the telecommunication terminal products business in China. In 2007, the Company made the strategic decision to diversify into the resources industry. In April 2009, the Company acquired a 100% equity interest in China Luxuriance Jade Company, Ltd. (“CLJC”) which owns the right to receive 100% of the expected residual returns from Chifeng Haozhou Mining Co., Ltd. In November 2009, XING divested its fixed-line and low-end mobile phone businesses and changed its corporate name to Qiao Xing Universal Resources, Inc., effective January 28, 2010. The Company reported a net profit of RMB 64.2 million (US$9.4 million) from its molybdenum-mining business for the second half of fiscal year 2009. Based on the initial success of the Company’s molybdenum business as well as an extensive study of China’s macro economic trends, XING is further consolidating its strategy to become a pure resources company with meaningful scale. .On September 8, 2010, XING announced the proposed offer to acquire all the outstanding shares of its 61%-owned subsidiary Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM, or “QXMC”) that it does not currently own, by way of a Scheme of Arrangement (the “Proposed Offer”) under British Virgin Islands law, with the intention to spin off QXMC’s mobile phone assets or business and redeploy its assets into the resources industry. This proposed acquisition is ongoing and its completion is subject to several conditions, including approval from a majority of the minority shareholders of QXMC. On December 21, 2010 and December 31, 2010, XING acquired the 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. (“Xinyuan”) and 34.53%

equity interest in Chifeng Aolunhua Mining Co., Ltd (Aolunhua) respectively.
The Company is actively evaluating additional acquisition opportunities in the resources area to enhance its foothold in the industry. Meanwhile it is making efforts to divest its existing mobile phone business through the privatization of its QXMC subsidiary or via other alternatives to become a pure-play resources company.
Safe Harbor Statement
This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements.
Forward-looking statements include all statements other than statements of historical facts, such as statements regarding our ability to meet the payment schedules for our acquisitions, our ability to obtain bank loans if needed, anticipated acquisitions, estimates of revenue and profit, the privatization of QXMC, time and date for the expected Court Hearing with respect to the proposed privatization of QXMC, anticipated mining capacity and production volumes, long-term growth prospects for the resources industry, the Company and value for the Company’s shareholders, mine development and capital expenditures, mine production and development plans, estimates of proven and probable reserves and other mineralized material and the Company’s transition to a pure resources company and bigger player within the resources industry. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of January 5, 2010.
Additional Information and Where to Find It
Qiao Xing Universal Resources, Inc. has filed a Schedule 13E-3 with the SEC in connection with the Proposed Offer. The Schedule 13E-3 contains additional information regarding the Proposed Offer, including, without limitation, information regarding the special meeting of shareholders of Qiao Xing Mobile Communication Co., Ltd that will be called to consider the

Proposed Offer. The Schedule 13E-3 contains important information about Qiao Xing Universal Resources, Inc., Qiao Xing Mobile Communication Co., Ltd, the Proposed Offer and related matters. Investors and shareholders should read the Schedule 13E-3 and the other documents filed with the SEC in connection with the Proposed Offer carefully before they make any decision with respect to the Proposed Offer. A copy of the Scheme of Arrangement with respect to the Proposed Offer is an exhibit to the Schedule 13E-3. The Proposed Offer is expected to be exempt from the registration requirements of the United States Securities Act of 1933 Act by virtue of the exemption provided by Section 3(a)(10); however, it is possible that the offer may change forms such that the exemption provided by Section 3(a)(10) may no longer be available. In such a case Qiao Xing Universal Resources, Inc. may file a Form F-4 with respect to the Proposed Offer.
The Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer is available free of charge at the SEC’s web site at www.sec.gov. Additionally, the Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be made available to investors or shareholders free of charge by calling or writing to:
Qiao Xing Universal Resources
Rick Xiao
Vice President
Phone: +86-752-282-0268
Email: rick@qiaoxing.com
USA IR AGENCY
CCG Investor Relations Inc.
Mr. Ed Job, CFA
Phone: +86-1381-699-7314 (Shanghai)
Email: ed.job@ccgir.com
CONTACT: At Qiao Xing Universal Resources, Rick Xiao, Vice President, +86-752-282-0268, or rick@qiaoxing.com; or at USA IR AGENCY, CCG Investor Relations Inc., Mr. Ed Job, CFA, +86-1381-699-7314 (Shanghai), or ed.job@ccgir.com